Exhibit 99.2

Interim report for the first quarter of 2020 Zealand Pharma May 14, 2020

Forward-looking statements This presentation contains information pertaining to Zealand Pharma A/S (“Zealand"). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solic itation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shal l there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of i ts distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management's current views with respect to Zealand's product candidates' development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances ar ise that lead to changes compared to the date when these statements were provided. May 14, 2020. On the cover: Crosby was born with congenital hyperinsulinism. 2

Building U.S. operations while continuing to advance our pipeline Filed New Drug Application with the U.S. FDA for the dasiglucagon HypoPal® rescue pen to treat severe hypoglycemia Announced positive topline results from a Phase 2 clinical trial with dasiglucagon in individuals who have undergone gastric bypass bariatric surgery Regained worldwide rights to Amylin analog program from Boehringer Ingelheim Secured DKK 137 million through a private placement and direct issue of shares to a U.S.-based investor • • • • Subsequent to the interim period • Accelerated plans to establish U.S. commercial operations by acquiring substantially all of the business from Valeritas Holdings, Inc. Presented positive clinical and health economic outcome data with use of regular human insulin delivered by the V-Go® in adults with type 2 diabetes Boehringer Ingelheim initiated Phase 2 trial with BI 456906 for treatment of Type 2 diabetes and obesity; intend to expand development to also include treatment of NASH • • 3 Business highlights for 2020 Q1 and subsequent events

Progressing our business initiatives despite circumstances created by COVID-19 engagement 4 HCP and patient Staying connected with health care providers and patients with a higher-service sales and marketing model leveraging virtual meetings, training and support Clinical trials Already enrolled patients have successfully continued in ongoing trials, and gradual re-opening of new patient enrollment from sites that were paused is now observed Research activities Adjusting the way we work so that laboratory-based research and development activities have continued with minimal interruption Safety of our people Taking precautions to keep our employees, patients and business and clinical partners safe

Income statement Exchange rates used: March 31, 2020 = 6.8158 and December 31, 2019 = 6.6759 5 DKK thousand Q1 2020 Q1 2019 Revenue Royalty expenses Research and development expenses Administrative expenses Other operating income Operating result Net financial items Result before tax Tax 12,417 0 -164,651 -25,076 107 -177,203 -3,245 -180,447 931 0 0 -121,487 -14,455 158 -135,784 6,965 -128,819 1,308 Net result for the period (after tax) -179,516 -127,511

A strong financial position to support our growing business Net Operating Expenses DKK 171.0 million / USD 25.1 million Cash position DKK 1.29 billion / USD 189.4 million R&D and Administrative Expenses DKKm Cash and cash equivalents, restricted cash and securities DKKm $m 103 $m 235 1.600 700 1.400 205 600 88 1.200 176 500 73 1.000 147 400 59 800 117 300 44 600 88 200 29 400 59 100 15 200 29 0 0 0 0 2016 2017 2018 2019 2020 Q1 2016 2017 2018 2019 2020 Q1 R&D expenses Administrative expenses Cash and cash equivalents Restricted cash Securities Exchange rates used: March 31, 2020 = 6.8158 6

2020 financial guidance The increase in guidance compared to the prior guidance for 2020 of DKK 790-810 million is due to the completion of the asset purchase agreement for Valeritas, which closed on April 2, 2020, and increased Zealand Pharma by 110 employees in the United States and added the V-Go program to the Zealand portfolio. 1 Net operating expenses consist of research, development and administrative expenses less other operating income. 7 DKKm 2020 Guidance 2019 Realized Net operating expenses1 950 – 1,000 629 In 2020, Zealand expects revenue from existing license agreements and the product sales of the V-Go® wearable insulin delivery device. However, since such revenue is uncertain in terms of size and timing, Zealand does not guide on such revenue.

Our robust pipeline of next generation peptide therapeutics Dasiglucagon S.C. Continuous Infusion Congenital hyperinsulinism Dasiglucagon Adjustable Mini-Dose Post bariatric hypoglycemia 1 NDA Submitted March 2020; 2 Partnered with Boehringer Ingelheim. Zealand eligible for EUR 365m in outstanding milestones; 3 Partnered with Alexion Pharmaceuticals: Zealand eligible for USD 610m in outstanding milestones. 4 Acquired Encycle Therapeutics, Inc.: future potential earn-outs of up to US $80 million contingent on successful achievement of development, regulatory and commercial milestones; payable in cash and/or ZEAL equity at Zealand’s discretion. 8 Product CandidateIndication Pre-clinical Phase 1 Phase 2 Phase 3 Registration Dasiglucagon HypoPal® Rescue PenSevere hypoglycemia1 Dasiglucagon Dual-hormone PumpDiabetes management Glepaglutide GLP-2 AnalogShort bowel syndrome ZP7570 GLP-1/GLP-2 Dual AgonistShort bowel syndrome BI 456906 GLP-1/GLU Dual AgonistObesity/Type 2 diabetes/NASH2 Amylin AnalogUndisclosed Complement C3 InhibitorUndisclosed3 ZP10000 α4β7 Integrin InhibitorInflammatory bowel disease4 Ion Channel BlockersUndisclosed GIP/GLP-1/Glucagon Mono/Dual/TripleUndisclosed

We are pursuing multiple opportunities to improve modalities patients’ lives with dasiglucagon via different product Dasiglucagon Novel stable glucagon analog Fast onset-of-action Unique stability in liquid formulation HypoPal® rescue pen for severe hypoglycemia Infusion pump therapy for recurrent low blood glucose in congenital hyperinsulinism Dual hormone artificial pancreas for automated diabetes management Mini doses to correct post-bariatric surgery hypoglycemia Suitable for multiple indications Phase 2 results1 NDA filed Phase 3 ongoing Phase 3 ready 1 https://clinicaltrials.gov/ct2/show/NCT03984370 9

Positive topline results from Phase 2 trial with dasiglucagon in individuals who have undergone bariatric surgery Recurrent episodes of serious hypoglycemia are experienced after meals by a subset of individuals who have had gastric bypass bariatric surgery Time spent in post-meal hypoglycemia (plasma glucose <3.9 mmol/L) 70 62.0 60 50 Single mini-doses of dasiglucagon effectively reduced time spent in hypoglycemia after meals 40 in individuals surgery who have undergone bariatric 30 20 10 0 Placebo Dasiglucagon, 80 μg Dasiglucagon, 200 μg P<0.05 versus placebo for both doses of dasiglucagon Phase 2 clinical trial conducted by the Center for Clinical Metabolic Research Herlev-Gentofte Hospital, University of Copenhagen: https://clinicaltrials.gov/ct2/show/NCT03984370. 10 Minutes 27.5 14.0

Advancing two promising programs to address severe unmet medical needs for patients with short bowel syndrome Glepaglutide GLP-2 analog ZP 7570 GLP-1R/GLP-2R dual agonist Pivotal Phase 3 • Evaluate once-and twice-weekly glepaglutide dosing over 24 weeks • Results expected H2 2021 Phase 1a • • • Single-ascending dose Safety and tolerability Results expected 2020 Trial design1 • Double-blind, placebo controlled trial in 129 SBS patients evaluating safety and efficacy of once and twice weekly dosing over 24 weeks Phase 1b • • • Multiple-ascending dose Safety and tolerability Initiation expected 2021 Primary and key secondary endpoints • Reduction in weekly parenteral support (PS) volume > 20% reduction in PS volume Reduction in weekly days on PS Marianne is living with short bowel syndrome • • 1 https://clinicaltrials.gov/ct2/show/NCT03690206 11

A strong first quarter, focus on U.S. operations and clinical trials

- Filed FDA New Drug Application for **dasiglucagon HypoPal® Rescue Pen** (severe hypoglycemia)
- Phase 2a results for **dasiglucagon** (post-bariatric hypoglycemia)
- Zealand Pharma U.S. office opened in Boston
- Acquisition of Valeritas

Phase 2 first patient dosed with BI 456906 GLP-1/Glu dual agonist: EUR 20m milestone

FDA acceptance of NDA for dasiglucagon HypoPal® Rescue Pen (severe hypoglycemia)

Phase 3 results for **dasiglucagon** (congenital hyperinsulinism)

Phase 1a results for **ZP 7570** (short bowel syndrome)

Phase 3 initiation for dual hormonal artificial pancreas with **dasiglucagon** (automated diabetes management)

Zealand Pharma anticipated news flow in 2020

● Completed

[1] Partnered with Boehringer Ingelheim.

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ZEALAND PHARMA

Q&A Q1 Road Show, Copenhagen and virtual – May 18 & 20 Bryan Garnier Growth Conference – May 19 AktieInfo Investo Event – May 26 Jefferies Global Healthcare Conference – June 4 Goldman Sachs 41st Annual Global Healthcare Conference – June 10 Citi European Healthcare Conference – June 16-17 13